Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

23rd August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information a copy of a press release issued on 23rd August 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 9/8

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor — For immediate release

MANAGEMENT CHANGES AT HONGKONG LAND

23rd August 2004 – Hongkong Land Holdings Limited announced today the appointment of Geoffrey Brown as Chief Financial Officer of Hongkong Land. He will succeed Francis Heng who has returned to Singapore to take up a position outside the Group.

Geoffrey Brown is currently the group finance director of Jardine OneSolution Holdings Limited ('JOS'), a wholly-owned subsidiary within the Jardine Matheson Group, responsible for financial management, risk management and corporate development. Before joining JOS in 2002, Geoffrey had held various senior finance positions in the Jardine Matheson Group in Hong Kong and Australia since 1994. He will take up his role at Hongkong Land by the end of October when succession arrangements at JOS have been finalised.

Chief Executive of Hongkong Land, Nicholas Sallnow-Smith, said, "We are pleased to welcome Geoffrey to Hongkong Land. Francis has been an excellent Chief Financial Officer and a valued colleague. We are sad to see him go, but wish him well in his future career."

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district. Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to the Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Hongkong Land Limited
Nicholas Sallnow-Smith (852) 2842 8300

Golin/Harris Forrest
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.hkland.com'.